Aegis Capital Corp.

810 7th Avenue #18

New York, NY 10019

May 12, 2022

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Gregory Herbers

Re:	SOBR Safe, Inc. Registration Statement on Form S-1 File No. 333-262665 Request for Acceleration

Dear Mr. Herbers:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the underwriters of the proposed public offering of SOBR Safe, Inc. (the “Company”) hereby join the Company’s request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-262665) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 5:00 PM, Eastern time, on Thursday, May 12, 2022, or as soon as thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act, we, as representative of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Please feel free to direct any questions or comments concerning this request to Griffin Cassagne at Aegis Capital Corp. at (646) 502-2524.

Sincerely, Aegis Capital Corp

/s/ Griffin Cassagne
By:	Griffin Cassagne